MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2018 and 2017

TABLE OF CONTENTS

1.	Overview of the business	2-3

2.	Highlights and key business developments	4-7

3.	Operating performance	8-10

4.	Development and exploration update	10-11

5.	Selected financial results of the JV	12-14

6.	Financial results of the Company	15-20

7.	Selected quarterly financial data	21-22

8.	Outlook	22-23

9.	Liquidity and capital resources	24-28

10.	Non-GAAP measures	28-34

11.	Summary of outstanding share data	34

12.	Related party transactions	34

13.	Critical accounting policies and estimates	35-38

14.	Risks and uncertainties	38-39

15.	Internal control	39-40

16.	Cautionary statements	40-41

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of November 6, 2018 and should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 and 2017 and the related notes thereto.

Additional information on the Company, including its most recent Annual Information Form (“AIF”) is available under the Company’s profile at www.sedar.com and the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars (“US dollars”) unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

All financial and operations results in this MD&A are discussed on a consolidated basis and include 100% of the results from the Company’s Ghanaian operations.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections “14. Risks and uncertainties” and “16.1 Cautionary statement on forward looking information” at the end of this MD&A.

1.	Overview of the business

Asanko is a Canadian-based gold producer which, following the conclusion of the Gold Fields Transaction (see “Gold Fields Transaction”) on July 31, 2018, holds a 45% economic interest in the Asanko Gold Mine (the “AGM”) and highly prospective gold concessions, in various stages of exploration (collectively the “joint venture” or “JV”) on both the Asankrangwa and Sefwi belts in the Republic of Ghana (“Ghana”), West Africa. Asanko’s vision is to build a mid-tier gold mining company through organic production growth, exploration, strategic M&A activity and the disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American (“NYSE”) under the symbol “AKG”.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and nine satellite deposits. The mine is being developed in phases. The first phase comprised the construction of a 3 million tonnes per annum (“Mtpa”) carbon-in-leach (“CIL”) processing facility and bringing the first pit, Nkran, into production (“Phase 1”). Phase 1 was funded by cash on hand and a $150 million debt facility (see section “9. Liquidity and capital resources” below) and was completed in early 2016 within budget and ahead of schedule. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016.

The Company and its JV partners have the option to expand the AGM through two organic growth projects, namely Project 5 Million (“P5M”) and Project 10 Million (“P10M”), which could ultimately double the mine’s processing capacity and increase production to ~450,000 ounces per year. A positive Definitive Feasibility Study on the planned expansion projects was published in a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) on June 5, 2017 (and amended and restated December 20, 2017) (the “12/17 DFS”) and has been filed on SEDAR, www.sedar.com, and is available on the Company’s website: www.asanko.com. The 12/17 DFS was based on 100% ownership of the AGM and determined the optimal NPV on a capital unconstrained basis for the AGM, which assumed the sequential development of each project.

The first stage of P5M, the brownfield modifications and upgrades to the CIL processing plant to increase throughput to 5Mtpa, is complete. The volumetric upgrades achieved name plate capacity in December 2017 with the processing plant operating at an annualized milling rate in excess of 5Mtpa. Installation and commissioning of the P5M recovery circuit upgrades were completed during Q2 2018.

The second stage of P5M, as contemplated in the 12/17 DFS, is the construction of an overland conveyor and development of the large scale Esaase deposit, which is fully permitted. The timing of the second stage of P5M and P10M will require a special majority decision of the Company and its JV partners (see “Gold Fields Transaction”) and is dependent on the balance sheet of the Company and its JV partners, financing opportunities as well as favourable market conditions.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Gold Fields Transaction

On March 29, 2018, the Company entered into certain definitive agreements (the “JV Transaction”) with a subsidiary of Gold Fields Limited (“Gold Fields”) pursuant to which, among other things:

•	the Company and Gold Fields will each own a 45% interest in Asanko Gold Ghana Limited (“AGGL”), the Asanko subsidiary that owns the AGM, with the Government of Ghana continuing to retain a 10% free-carried interest in AGGL;

•	the Company and Gold Fields will each own a 50% interest in Adansi Gold Company Ghana Limited (“Adansi Ghana”), the Asanko subsidiary that owns a number of exploration licenses; and

•	the Company and Gold Fields will each acquire a 50% interest in a newly formed entity, Shika Group Finance Limited (“JV Finco”).

In consideration for its interests in the JV, Gold Fields:

•

contributed $165.0 million, representing its initial $164.9 million redeemable share investment in JV Finco, as well as its initial $0.1 million equity investments in AGGL, Adansi Ghana and JV Finco, respectively; and

•

will contribute an additional $20.0 million redeemable share investment to JV Finco based on an agreed Esaase development milestone, but in any event by no later than December 31, 2019. Once this contribution is received by JV Finco, it is to be repaid immediately to the Company as a redemption of $20.0 million of the redeemable preference shares held by the Company.

Concurrent with the closing of the JV Transaction, AGGL used the consideration received from the JV Transaction to repay in full all outstanding principal and accrued interest ($163.8 million) owing to Red Kite (see section “9. Liquidity and capital resources”). There were no early repayment penalties associated with the Red Kite debt. Red Kite’s current gold offtake agreement remains in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the offtake and pay the associated fee.

In addition to the $185.0 million contribution paid/payable to the Company, Gold Fields purchased a 9.9% interest in the common shares of the Company via a private placement on April 4, 2018. Gold Fields purchased 22,354,657 common shares of the Company at $0.79 per common share, equal to the 5-day volume-weighted average price as of market close on March 27, 2018, for gross proceeds of $17.6 million.

In connection with the JV Transaction, the Company finalized the terms of the associated Joint Venture Agreement (the “JVA”) that governs the management of the JV, in July 2018. Under the terms of the JVA, the Company remains the manager and operator of the JV and receives an arm’s length fee for services rendered to the JV of $6.0 million per annum (pre-tax). A management committee has been formed, with equal representation from both Asanko and Gold Fields, to govern the operating and development activities of the JV.

The JVA therefore established joint control of the JV and the Company no longer retains control of the AGM and associated mineral properties. As the JV is structured within the legal entities of AGGL and Adansi Ghana, the JV represents a joint venture as defined under IFRS 11 – Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018, the date on which the JV Transaction was completed. At this date, the Company derecognized all the assets and liabilities of its former Ghanaian subsidiaries, as well as the carrying amount of previously recognized non-controlling interests in AGGL.

Concurrent with the closing of the JV Transaction, the Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV. Based on the fair value of the Company’s retained interest in the JV, the Company recognized a loss associated with the loss of control of AGGL and Adansi Ghana (see section “6. Financial results of the Company”).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

2.	Highlights and key business developments

The following Q3 2018 business developments include the operating and financial results of the AGM on a 100% basis (unless otherwise stated).

Q3 2018 Business developments (production and financial results on a 100% JV basis)

•	There were no lost time injuries (“LTI”) reported during the quarter, and the AGM has now achieved over eighteen months and more than 9.2 million man hours worked without a single LTI.

•

The AGM produced a record 61,599 and 163,329 ounces of gold during the three and nine months ended September 30, 2018, respectively, on track to meet 2018 production guidance of 200,000-220,000 ounces.

•	Q3 2018 gold sales of 65,267 ounces generating gold revenue of $78.2 million at an average realized gold price of $1,198 per ounce.

•

Ore mining rates for Q3 2018 averaged 576,667 tonnes per month (“tpm”) at an average mining grade of 1.4 g/t and a strip ratio of 5.3:1. Ore tonnes mined increased from Q2 2018 as Nkran operated during the quarter at steady state levels of ore production following the substantial completion of the Eastern pushback in June 2018. Relative to Q3 2017, ore tonnes mined were higher in Q3 2018 as mining operations sourced ore from multiple pits, whereas in Q3 2017 ore was primarily sourced from Nkran only.

•	During the quarter, the AGM sourced ore from Nkran, Nkran Extension, Akwasiso and Dynamite Hill, as well as on-surface stockpiles.

o	At Nkran, 1,104,000 tonnes of ore were mined at an average grade of 1.5 g/t.

o	The Akwasiso satellite deposit delivered approximately 402,000 tonnes of ore at a grade of 1.1 g/t and Dynamite Hill delivered 218,000 tonnes of ore at an average grade of 1.7 g/t.

•

During Q3 2018, the processing plant delivered another strong milling performance of 1.3 million tonnes (“Mt”), which exceeded the design throughput rate of the recently upgraded 5Mtpa processing plant, at a plant feed grade of 1.6g/t.

•

The gold feed grades that were processed through the mill were higher than those mined in the quarter as the AGM employs a differential stockpiling and feed arrangement process, in line with its ongoing Life of Mine (“LoM”) planning.

•	Gold recovery continued to exceed design at 94% despite the elevated mill throughput rates.

•

The AGM incurred operating cash costs per ounce[1], total cash costs per ounce[1] and AISC[1] of $743, $803 and $971, respectively, in Q3 2018. These costs included a $122/oz impact associated with an adjustment to the carrying value of the JV’s stockpile inventory in order to reflect the net realizable value of lower-grade stockpiled ore. AISC[1] was within H2 2018 guidance.

•

On July 31, 2018, the Company announced the completion of the JV Transaction with Gold Fields under which Gold Fields acquired a 50% interest in the JV. Refer to section “1. Overview of the business” for further details on the transaction.

•

Concurrent with the closing of the JV Transaction, the Company settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.8 million and emerging from the JV Transaction debt-free.

Key operating and financial information of the AGM (on a 100% basis)

The following financial information includes the operating and financial results of the JV on a 100% basis (unless otherwise stated).

•

The AGM recognized revenues of $78.4 million in Q3 2018 compared to $63.7 million in Q3 2017. The $14.7 million increase in revenues was a result of higher sales volumes, partially offset by lower average realized selling prices. Total cost of sales (including depreciation and depletion and royalties) amounted to $77.8 million in Q3 2018, an increase of $32.0 million from Q3 2017. The increase in cost of sales was predominantly due to a $16.5 million impact of higher cash cost, which in large part was driven by an adjustment to the carrying value of the JV’s stockpile inventory in order to reflect the net realizable value of lower-grade stockpile ore. In addition, cost of sales was also higher due to 30% higher sales volumes which had a $7.4 million impact on cost of sales. Depreciation and depletion also increased by $7.3 million in Q3 2018 compared to Q3 2017 as a result of a higher asset cost base being depreciated, as well as increased ore tonnes mined and higher mill throughput.

_________________________________________
1 See“10. Non GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

•

Income from mine operations was $0.6 million for Q3 2018 compared to $17.9 million in Q3 2017. The decrease in mine operating income was primarily due to higher cash operating costs driven primarily by an adjustment to the carrying value of the JV’s stockpile inventory in order to reflect the net realizable value of lower-grade ore, as well as higher depreciation expense in Q3 2018 as described above.

•

Mining costs averaged $3.63/t mined during Q3 2018 compared to $3.35/t in Q3 2017. Mining costs per tonne were higher than Q3 2017 partly as a result of a new non-refundable 5% levy on goods and services that was introduced by the Ghanaian government effective August 1, 2018. In addition, fuel and supply costs were higher due to price increases over the 12-month period, while ore rehandle costs also increased and the AGM mined a higher proportion of fresh material during Q3 2018 compared to Q3 2017 which required more drilling and blasting. Of the mining costs incurred during Q3 2018, a total of $8.0 million was deferred as stripping costs.

•

During Q3 2018, processing costs averaged $11.26/t milled compared to $12.94/t in Q3 2017. Processing unit costs were lower than Q3 2017 due to the very strong operating performance of the plant, which on an annualized basis surpassed the recently upgraded throughput levels of 5Mtpa. As a result, there was a 51% increase in treated tonnes compared to Q3 2017, which had the impact of decreasing fixed processing costs on a per unit basis. In addition, the Company benefitted from a reduction in the unit price of power.

•	As at September 30, 2018, the JV had cash of $30.4 million on hand, $1.2 million in receivables from gold sales and unrefined gold dore at a cost of $1.8 million (and a market value of $2.2 million).

Key consolidated financial information of the Company

The following financial information comprises the consolidated results of the Company, including the financial results of AGGL and Adansi Ghana for the period July 1, 2018 to July 31, 2018.

•

Cash provided by operating activities in Q3 2018 was $2.9 million, a 93% decrease from Q3 2017, as the Q3 2018 cash flows only include one month (July 2018) of operating cash flows from the AGM. Following the completion of the JV Transaction on July 31, 2018, the Company no longer consolidates the cash flows from the AGM in its consolidated statements of cash flows, but rather equity accounts for its interest in the JV. Similarly, operating cash flow before working capital changes was $5.9 million in Q3 2018, 81% lower than Q3 2017 of $31.7 million.

•

The Company recognized revenues of $30.7 million in Q3 2018 compared to $63.7 million in Q3 2017, as the Company’s consolidated results for Q3 2018 only include one month (July 2018) of the operating results of the AGM. Following the completion of the JV Transaction on July 31, 2018, the Company no longer consolidates the results of the AGM in its consolidated statements of operations and comprehensive income, but rather equity accounts for its interest in the JV for the period August 1, 2018 to September 30, 2018.

•

Loss from mine operations was $2.7 million for Q3 2018 compared to income from mine operations of $17.9 million in Q3 2017. The decrease in mine operating income was a result of the Company commencing equity accounting for its interest in the AGM effective July 31, 2018. Notwithstanding the aforementioned, the decrease in mine operating earnings was further impacted by higher total cash costs per ounce[1] in Q3 2018 when compared to Q3 2017.

•

The Company reported a net loss attributable to common shareholders of $0.3 million in Q3 2018 compared to net income of $4.2 million in Q3 2017. The reduction in net income for Q3 2018 was predominantly a result of lower mine operating earnings in the JV as previously explained, while the Company commenced equity accounting for its interest in the AGM effective July 31, 2018, resulting in the financial results of the AGM only being consolidated for the period July 1, 2018 to July 31, 2018. In addition, production costs and depreciation for the AGM were higher than in Q3 2017 as previously explained.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

•	Reported Adjusted EBITDA[1] of $13.3 million for Q3 2018 compared to $31.8 million in Q3 2017. The decrease in Adjusted EBITDA quarter-on-quarter was largely due to higher cash costs per ounce and lower realized sales prices, partly offset by the positive impact of higher sales volumes.

Selected data for the AGM (100% basis)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Key mine performance data of the AGM (100% basis)
Tonnes of ore milled (000s)	1,299	862	3,942	2,658

Gold produced (ounces)	61,599	49,293	163,329	153,496
Gold sold (ounces)	65,267	50,241	165,951	156,519
Average realized price per gold ounces old ($)	1,198	1,265	1,259	1,232
Average London PM fix ($)	1,213	1,278	1,282	1,251

Operating cash costs ($ per gold ounce)[1]	743	485	642	546
Total cash costs ($ per gold ounce)[1]	803	549	705	608
All-in sustaining costs ($ per gold ounce)[1]	971	975	1,072	955
All-in sustaining margin ($ per gold ounce)[1]	227	290	187	277
All-in sustaining margin ($ '000)[1]	14,816	14,570	31,033	43,356

Financial data of the AGM (100% basis)
(in thousands of US dollars except per share amounts)
Revenue	78,396	63,714	209,649	193,436
Income from mine operations	570	17,900	36,148	47,481
Net income (loss) after tax	(128,768)	8,116	(121,777)	22,217
Adjusted net income (loss) after tax[1]	(2,071)	8,116	4,920	22,217

Cash provided by operating activities	21,150	42,650	59,614	96,601
Cash used in investing activities	(14,427)	(31,024)	(64,138)	(78,544)
Cash provided by (used in) financing activities	5,070	(3,054)	12,910	(30,074)

All mine performance data in the preceding table are on a 100% basis.

_____________________________________________
1 See “10. Non GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Selected consolidated data of the Company

	Three months ended September 30,		Nine months ended September 30,
Consolidated financial data of the Company	2018	2017	2018	2017
(in thousands of US dollars except per share amounts)
Revenue	30,665	63,714	161,918	193,436
Income (loss) from mine operations	(2,708)	17,900	32,870	47,481
Net income (loss) attributable to common shareholders	(347)	4,154	(140,505)	12,467
Earnings (loss) per share attributable to common shareholders - basic and diluted	$(0.00)	$0.02	$(0.64)	$0.06
Adjusted net income (loss) attributable to common shareholders [1]	(1,640)	4,154	2,756	12,467
Adjusted net income (loss) per share attributable to common shareholders - basic and diluted [1]	$(0.01)	$0.02	$0.01	$0.06

Operating cash flows before working capital changes	5,901	31,725	65,053	87,167
Adjusted EBITDA[1]	13,348	31,837	72,804	87,474

Attributable gold ounces sold	43,122	50,241	143,806	156,519
Attributable all-in sustaining costs ($ per gold ounce)[1]	997	975	1,100	955
Attributable all-in sustaining margin ($ per gold ounce)[1]	201	290	159	277
Attributable all-in sustaining margin[1]	8,667	14,570	22,865	43,356

Assets
Interest in Joint Venture	127,570	-	127,570	-
Total assets	314,401	700,586	314,401	700,586
Liabilities
Current liabilities	4,696	69,043	4,696	69,043
Total liabilities	4,861	263,000	4,861	263,000
Equity
Common shareholders' equity	309,540	438,199	309,540	438,199
Non controlling interest	-	1,557	-	1,557

Weighted average shares outstanding (basic)	225,804,614	203,449,957	218,189,291	203,293,733
Weighted average shares outstanding (diluted)	225,804,614	203,449,957	218,189,291	206,261,846

All consolidated financial information of the Company includes the financial results of the JV for the period from January 1, 2018 to July 31, 2018. During this period, the Company operated in two segments, Ghana and Canada. The Canadian segment is a head office function and is not presented separately in this MD&A as its results during this period were not material to the Company’s overall operations.

_________________________________
1 See “10. Non GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

3.	Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three and nine months ended September 30, 2018 and 2017, unless otherwise noted.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Key mine performance data of the AGM (100% basis)

Tonnes of ore mined (000s)	1,730	1,181	3,442	3,246
Tonnes of ore milled (000s)	1,299	862	3,942	2,658

Mining cost ($/t mined)	3.63	3.35	3.48	3.47
Processing cost ($/t treated)	11.26	12.94	10.77	13.03

Average mill head grade (g/t)	1.6	1.9	1.4	1.9
Average recovery rate (%)	94%	94%	94%	94%

Gold produced (ounces)	61,599	49,293	163,329	153,496
Gold sold (ounces)	65,267	50,241	165,951	156,519

Silver produced (ounces)	15,120	12,174	41,747	37,839
Silver sold (ounces)	15,847	12,419	40,401	28,613

Average realized price per gold ounce sold ($)	1,198	1,265	1,259	1,232
Average London PM fix ($)	1,213	1,278	1,282	1,251

Operating cash costs (per gold ounce)[1]	743	485	642	546
Total cash costs (per gold ounce)[1]	803	549	705	608
All-in sustaining costs (per gold ounce)[1]	971	975	1,072	955

Health and Safety

There were no LTIs reported during the quarter and the AGM has now achieved over eighteen months and more than 9.2 million man hours worked without a single LTI.

Mining

During the quarter, the AGM continued to benefit from mining flexibility and sourced ore from Nkran, Nkran Extension, Akwasiso and Dynamite Hill, as well as from on-surface stockpiles. Mining operations at Nkran returned to steady state levels of ore production following the substantial completion of the eastern portion of the Cut 2 pushback in June 2018, with 1.1Mt of ore mined at a grade of 1.5g/t. The Western portion of Cut 2 is also progressing on schedule.

The expanded investment in Cut 2 at Nkran will provide higher ore yields during the next capital growth phase of the AGM, which is expected to commence in 2019.

Consistent with the preceding quarters, the reconciliation of the grade control model to the resource model continued to perform in line with expectations.

__________________________________
1 See “10. Non GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

The mine plan will continue to incorporate all sources of ore available from the multiple pits to blend to the mill, enabling the optimization of the various pit extraction rates, the management of stockpile balances and associated operating costs.

AGM Key Mining Statistics (100% basis)	Units	Q3 2018	Q2 2018	Q1 2018	Q4 2017
Total Tonnes Mined	000 t	10,814	10,759	12,743	11,494
Waste Tonnes Mined	000 t	9,084	9,814	11,976	10,692
Ore Tonnes Mined	000 t	1,730	945	767	802
Strip Ratio	W:O	5.3:1	10.4:1	15.7:1	13.3:1
Average Gold Grade Mined	g/t	1.4	1.5	1.3	1.5

Processing

The AGM produced a record 61,599 ounces of gold in the third quarter of 2018. The processing plant achieved another strong quarterly milling rate with 1.3Mt of ore processed at an increased grade of 1.6g/t and at a recovery of 94%. The annualized milling rate during the quarter has again achieved levels substantially above the recently upgraded nameplate capacity of 5Mtpa. The gold feed grades that are processed through the mill are higher than those mined in the quarter as the AGM employs a differential stockpiling and feed arrangement process, in line with its ongoing LoM planning.

Metallurgical recovery continued to exceed design levels at 94%, despite the elevated milling rates in the quarter, as a result of higher than design gravity recovery performance. This performance highlights the capability of the recovery circuit to run at higher throughput levels whilst still maintaining recovery performance. The elevated milling rates have been achieved without access to the originally designed fresh to oxide ore blend ratio of 9,000tpd of fresh ore and 6,000tpd of oxides. This substantial improvement has been achieved through a number of innovative technologies that have been installed on the mine including the installation of MillSlicer technology, fragmentation management and Bond Work Index mapping along with modifications to the comminution circuit. These interventions have enabled the processing facility to achieve in excess of the 5Mtpa processing capability while milling on average 80% fresh ore in the feed blend. The commissioning of the secondary cone crusher, alongside the mobile crushing capacity, helped to reduce the size fraction of the fresh ore delivered to the SAG mill, which in turn assisted in the process facility achieving higher throughput rates.

AGM Key Production Statistics (100% basis)	Units	Q3 2018	Q2 2018	Q1 2018	Q4 2017
Ore Treated	000 t	1,299	1,374	1,269	1,087
Gold Feed Grade	g/t	1.6	1.4	1.3	1.5
Gold Recovery	%	94	94	93	94
Gold Produced	oz	61,599	53,501	48,229	51,550

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Cash costs and AISC (for the AGM on a 100% basis)

For the three and nine months ended September 30, 2018, total cash costs per ounce1 were $803/oz and $705/oz, respectively, compared to total cash costs per ounce during the three and nine months ended September 30, 2017 of $549/oz and $608/oz, respectively. The higher total cash cost for Q3 2018 was due to the recognition of an adjustment to the carrying value of the JV’s stockpile inventory in order to reflect the net realizable value of lower-grade ore that was added during the period ($122/oz impact) due to the plant feed grade and stockpiling philosophy that has been discussed earlier in this MD&A. In addition, mining unit costs were higher due to a new 5% non-refundable levy that was introduced by the Ghanaian government effective August 1, 2018 (impact of $20/oz for the quarter), fuel and supply costs were also higher due to price increases over the 12-month period as well as an increase in drilling and blasting costs (the AGM mined a higher proportion of fresh material). The mining of lower grade ore in Q3 2018 relative to Q3 2017 also placed upward pressure on production costs on a per ounce basis.

Relative to Q2 2018, total cash costs per ounce1 were higher in Q3 2018, increasing by 24% from $646 to $803, as higher direct production costs (as described in the previous paragraph) were only partly offset by the positive impact of higher gold sales volumes (which had the effect of decreasing fixed production costs on a per unit basis).

For the three and nine months ended September 30, 2018, AlSC1 amounted to $971/oz and $1,072/oz, respectively, compared to AISC1 during the same periods in the prior year of $975/oz and $955/oz, respectively. The increase in AlSC1 for Q3 2018 was due to the previously described higher total cash costs per ounce1, partly offset by the impact of lower attributable general and administrative expenses, sustaining capital expenditure and sustaining stripping costs.

Relative to Q2 2018, AlSC1 for Q3 2018 decreased by 9%, despite the higher total cash cost per ounce1. The reduction in AISC1 relative to the prior quarter was due to a significant reduction in attributable sustaining stripping costs as the Eastern portion of Cut 2 was substantially complete in the prior quarter, while the attributable general and administrative expense and sustaining capex were also lower in Q3 2018.

With the Eastern Cut 2 pushback at Nkran being substantially complete, waste stripping operations will now focus on the Western portion of Cut 2 which commenced in Q3 2018.

4.	Development and exploration update

The following discussion relates to the current operations of the JV (on a 100% basis) and exploration work performed during the period on tenements held within the JV’s land package.

4.1 Development of the Esaase Deposit

The remaining stage of the P5M expansion project includes the development of the large-scale Esaase deposit. The Esaase deposit will be developed using open pit contractor mining. Mining activities is expected to initially focus on mining oxide ore to open up the deposit, before moving into more competent fresh rock. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively. Asanko subsequently applied for and received an amended Environmental Permit in June 2018 that allows the trucking of ore from Esaase.

This amended Environmental Permit allows the AGM to commence mining operations and truck ore to the central processing facility pending an investment decision by the JV’s management committee regarding the long-term ore transportation solution for ore from Esaase to the Obotan plant.

During Q3 2018, the initial development of the requisite infrastructure at Esaase, and temporary haul road to connect the Esaase pit to the existing haul road infrastructure commenced. The infrastructure and haul road will be put in place by the end of 2018.

Commencing in Q2 2018, as part of the AGM’s risk mitigation strategy and in support of commencing mining operations at Esaase in January 2019, an extensive pre-production program was initiated. A program of in-fill reverse circulation (“RC”) drilling and re-logging of historical core was completed in Q2 2018. 84 new RC holes were drilled over a 1km strike length totaling 4,900m. All holes were logged in detail and samples were sent for fire assay. In addition, a total of 163 historical holes (43,000m) were re-logged situated on 15 chosen section lines covering a strike of 800m. The successful completion of this program achieved two main outcomes. Firstly, the exercise delivered a better definition of the oxidation surfaces in preparation for the start-up of operations at Esaase in 2019 and, secondly, the re-logging program has helped to better understand the geological controls to mineralization to facilitate a more robust resource model. All the new data is now being incorporated to refine the Mineral Resource Estimate (“MRE”) and associated mine plan for Esaase which is targeted to be completed in the coming quarters.

____________________________________________
1 See “10. Non GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

In addition, other technical aspects such as the geotechnical, hydrogeological and metallurgical design parameters will also be reevaluated and confirmed for input into the Esaase pit designs and performance expectations.

This validation process may culminate in an updated MRE, Reserve Estimate and supporting Life of Mine plan that will form the basis of the long-term ore transportation solution for the Esaase operation.

The capital cost of the remaining stage of P5M per the 12/17 DFS has been estimated at $128.0 million and may vary due to future foreign exchange differences and price escalation since the finalisation of the study. In addition, the AGM installed a permanent secondary crusher (estimated at $4.0 million of which $1.7 million has been spent to date) and upgraded mill motors (estimated at $1.5 million of which $1.3 million has been spent to date) in 2018 (see section “8. Outlook”), which were not contemplated in the 12/17 DFS. As of September 30, 2018, the AGM has spent $8.9 million on the initial overland conveyor earthworks, $2.6 million on permitting, initial infrastructure at Esaase and the development of the interim haul road.

4.2 Mining Geology

During Q3 2018, mining geology focused on in-pit operations, including detailed bench mapping, intensive grade control drilling and subsequent modelling to guide mining in order to achieve planned production targets. The operation continued to focus on the continuous improvement of the geological and mining systems at Nkran, Akwasiso and Dynamite Hill. The JV carried out 30,300m of grade control drilling for Q3 2018 from 1,240 holes using two Reverse Circulation (“RC”) rigs. A total of 37,450 RC samples were collected and assayed. The integration of the acquired data into the resource models continuously improves their accuracy and the operations’ ability to effectively mine the reserves. The reconciliation of the grade control model to the resource model continued to perform in line with expectations.

4.3 Exploration

The JV has initiated the re-evaluation and re-modelling of the existing satellite deposits in close vicinity to the Obotan plant with a focus on key controls to mineralization. The re-logging of the Abore deposit was the first target due to its location along the proposed conveyor route between Esaase and Obotan, following which, work plans and budgets for the further evaluation of exploration targets are expected to be submitted to the JV partner(s) for their consideration.

4.4 Exploration Strategy

During Q3 2018, in collaboration with the JV partner, work commenced on the development of a 5-year exploration strategy.

The 2019 exploration budget has been compiled in collaboration with Gold Fields in order to support the strategic objectives of the AGM.

The strategy has two approaches and addresses:

1.

Short-term oxide requirements near mine infrastructure. Specific emphasis has been given to the discovery, evaluation and delivery of oxide resources within 5 km of the Obotan-Esaase Corridor in the short-term as an opportunity to support current operations.

2.

Long-term (4-5 years) replacement of depleted Nkran deposit ore reserves (±1-2 million ounces) from potential combined South Camp discoveries. This will be achieved by demonstrating to acceptable confidence levels the economic viability of the targeted South Camp area which includes the Tontokrom-Miradani-Fromenda mineralized trend.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

5.	Selected financial results of the AGM

The following table is a summary of selected financial information of the AGM for the three and nine months ended September 30, 2018 and 2017.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(in thousands of US dollars)	$	$	$	$

Revenue	78,396	63,714	209,649	193,436

Cost of sales:
Production costs	(48,772)	(24,818)	(107,591)	(87,316)
Depreciation and depletion	(25,135)	(17,810)	(55,428)	(48,967)
Royalties	(3,919)	(3,186)	(10,482)	(9,672)
Income from mine operations	570	17,900	36,148	47,481

Fair value adjustment associated with JV Transaction	(126,697)	-	(126,697)	-

Net income (loss) after tax for the period	(128,768)	8,116	(121,777)	22,217
Adjusted net income (loss) after tax for the period [4]	(2,071)	8,116	4,920	22,217

4 Adjusted net income (loss) is a non-GAAP performance measure, which does not have any standardized meaning and therefore is unlikely to be comparable to other measures presented by other issuers. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the JV's ongoing operating performance. The Company further believes that its presentation of this non-GAAP financial measure provides information that is useful to investors because it is an important indicator of the strength of the JV's operations and the performance of its core business. Adjusted net income (loss) as presented in the table was derived by adjusting net income (loss) of the JV by the amount of the fair value adjustment associated with the JV Transaction.

Three months ended September 30, 2018 and 2017

Revenue

During the three months ended September 30, 2018, the AGM sold 65,267 ounces of gold at an average realized gold price of $1,198/oz for total revenue of $78.4 million (including $0.2 million of by-product revenue). During the three months ended September 30, 2017, the AGM sold 50,241 ounces of gold at an average realized gold price of $1,265/oz for total revenue of $63.7 million (including $0.2 million of by-product revenue). The increase in revenues quarter-on-quarter was therefore a function of higher sales volumes in Q3 2018, partially offset by lower average realized gold prices.

The AGM continues to sell all of the gold it produces to Red Kite under an offtake agreement (see section “9. Liquidity and capital resources” below).

Production costs

During the three months ended September 30, 2018, the AGM incurred production costs of $48.8 million relating to the sale of 65,267 ounces of gold. During the three months ended September 30, 2017, the AGM incurred production costs of $24.8 million relating to the sale of 50,241 ounces of gold. Production costs were higher in Q3 2018 compared to Q3 2017 due to higher total cash costs per ounce1 and higher sales volumes in Q3 2018. The higher unit production costs were due to the recognition of an adjustment to the carrying value of the JV’s stockpile inventory in order to reflect the net realizable value of lower-grade ore that has been added during the period ($122/oz impact). In addition, mining unit costs were higher due to a new 5% non-refundable levy that was introduced by the Ghanaian government effective August 1, 2018 (impact of $20/oz for the quarter), fuel and supply costs were also higher due to price increases over the 12-month period as well as higher drilling and blasting costs (the AGM mined a higher proportion of fresh material). The mining of lower grade ore in Q3 2018 relative to Q3 2017 also placed upward pressure on production costs on a per ounce basis.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

In accordance with the AGM’s accounting policy for stripping costs, to the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $8.0 million of stripping costs were deferred to mineral properties during the three months ended September 30, 2018 and were not included in production costs (three months ended September 30, 2017 - $19.0 million). For a discussion of production costs incurred during the period see section “3. Operating performance” above.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals, while the AGM’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement. Royalties are presented as a component of cost of sales and during the three months ended September 30, 2018 the AGM recognized royalties of $3.9 million (three months ended September 30, 2017 - $3.2 million). Royalty expense was higher in Q3 2018 due to higher earned revenues.

Depletion and depreciation

Depreciation and depletion expense for Q3 2018 amounted to $25.1 million, including $9.4 million of depletion associated with previously capitalized deferred stripping cost, as a result of 1.7Mt of ore mined during the period. This compares to depreciation and depletion of $17.8 million during the three months ended September 30, 2017, which included $4.0 million of depletion associated with previously capitalized deferred stripping costs, and was based on 1.2Mt of ore mined during the comparative period.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives. Depreciation and depletion expense in Q3 2018 was higher than in Q3 2017 due to more tonnes mined, the impact of a higher asset cost base and increased mill throughput in Q3 2018.

Nine months ended September 30, 2018 and 2017

Revenue and royalties

During the nine months ended September 30, 2018, the AGM sold 165,951 ounces of gold at an average realized gold price of $1,259/oz for total revenue of $209.6 million (including $0.6 million of by-product revenue). During the nine months ended September 30, 2017, the AGM sold 156,519 ounces of gold at an average realized gold price of $1,232/oz for total revenue of $193.4 million (including $0.6 million of by-product revenue). The increase in revenues quarter-on-quarter was a function of both higher sales volumes and the impact of higher realized gold prices in 2018.

The AGM continues to sell all of the gold it produces to Red Kite under an offtake agreement (see section “9. Liquidity and capital resources” below).

Production costs

During the nine months ended September 30, 2018, the AGM incurred production costs of $107.6 million relating to the sale of 165,951 ounces of gold. During the nine months ended September 30, 2017, the AGM incurred production costs of $87.3 million relating to the sale of 156,519 ounces of gold. Production costs were higher in 2018 compared to 2017 due to due to higher total cash costs1 and higher sales volumes during the nine months ended September 30, 2018. The higher unit production costs were due to the recognition of an adjustment to the carrying value of the JV’s stockpile inventory in order to reflect the net realizable value of lower-grade ore that has been added during the period ($48/oz impact). In addition, mining unit costs were higher due to a new 5% non-refundable levy that was introduced by the Ghanaian government effective August 1, 2018 (impact of $8/oz for the nine-month period), fuel and supply costs were also higher due to price increases over the 12-month period as well as higher drilling and blasting costs (the AGM mined a higher proportion of fresh material). The mining of lower grade ore during the nine months ended September 30, 2018 relative to the same period in 2017 also placed upward pressure on production costs on a per ounce basis.

In accordance with the AGM’s accounting policy for stripping costs, to the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $51.8 million of stripping costs were deferred to mineral properties during the nine months ended September 30, 2018, primarily related to the substantial completion of the Eastern portion of Cut 2 at Nkran, and were not included in production costs (nine months ended September 30, 2017 - $42.2 million). For a discussion of production costs incurred during the period see section “3. Operating performance” above.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals, while the AGM’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement. Royalties are presented as a component of cost of sales and during the nine months ended September 30, 2018 the AGM recognized royalties of $10.5 million (nine months ended September 30, 2017 - $9.7 million). Royalty expense was higher in 2018 due to higher earned revenues.

Depletion and depreciation

Depreciation and depletion expense for the nine months ended September 30, 2018 amounted to $55.4 million, including $17.2 million of depletion associated with previously capitalized deferred stripping cost, as a result of the 3.5Mt of ore mined in 2018. This compares to depreciation and depletion of $49.0 million during the nine months ended September 30, 2017, which included $10.2 million of depletion associated with previously capitalized deferred stripping costs, and was based on 3.2Mt of ore mined during the comparative period.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives. Depreciation and depletion expense in 2018 was higher than in 2017 due to more tonnes mined, the impact of a higher asset cost base and increased mill throughput in 2018.

Fair value adjustment associated with JV Transaction

On July 31, 2018, the Company completed the previously announced JV Transaction to sell 50% of Asanko’s 90% interest in the AGM (see section “1. Overview of the business”). Upon closing of the JV Transaction, Asanko recognized a loss associated with the JV Transaction totaling $143.3 million (see section “6. Financial results of the Company”). Of the $143.3 million consolidated after-tax loss associated with the JV Transaction, an after-tax amount of $126.7 million was recorded in records of the AGM.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

6.	Financial results of the Company

The following table is a summary of the Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) of the Company for the three and nine months ended September 30, 2018 and 2017. Note that the table below and subsequent discussion includes 100% of the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to September 30, 2018, other than the Company’s share of the net loss of the JV from August 1, 2018 to September 30, 2018.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(in thousands of US dollars, except per share amounts)	$	$	$	$

Revenue	30,665	63,714	161,918	193,436

Cost of sales:
Production costs	(20,189)	(24,818)	(79,008)	(87,316)
Depreciation and depletion	(11,651)	(17,810)	(41,944)	(48,967)
Royalties	(1,533)	(3,186)	(8,096)	(9,672)
Total cost of sales	(33,373)	(45,814)	(129,048)	(145,955)
Income (loss) from mine operations	(2,708)	17,900	32,870	47,481
Share of net earnings related to joint venture	256	-	256	-
Exploration and evaluation expenditures	(419)	(197)	(2,333)	(463)
General and administrative expenses	(2,129)	(3,259)	(7,685)	(9,447)
Income (loss) from operations	(5,000)	14,444	23,108	37,571
Recovery (loss) due to loss of control of subsidiaries	1,293	-	(143,261)	-
Finance income	2,692	266	3,025	559
Finance expense	(6)	(5,072)	(10,733)	(13,772)
Foreign exchange gain (loss)	(83)	(961)	32	(1,490)
Income (loss) before income taxes	(1,104)	8,677	(127,829)	22,868
Current income tax expense	(121)	-	(1,087)	-
Deferred income tax expense	-	(3,671)	(11,430)	(9,047)
Net income (loss) and comprehensive income (loss) for the period	(1,225)	5,006	(140,346)	13,821
Net income (loss) attributable to:
Common shareholders of the Company	(347)	4,154	(140,505)	12,467
Non controlling interest	(878)	852	159	1,354
	(1,225)	5,006	(140,346)	13,821
Earnings (loss) per share attributable to common shareholders:
Basic	(0.00)	0.02	(0.64)	0.06
Diluted	(0.00)	0.02	(0.64)	0.06
Weighted average number of shares outstanding:
Basic	225,804,614	203,449,957	218,189,291	203,293,733
Diluted	225,804,614	203,449,957	218,189,291	206,261,846

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Three months ended September 30, 2018 and 2017

Revenue

During the one month ended July 31, 2018, the Company sold 25,003 ounces of gold at an average realized gold price of $1,223/oz for total revenue of $30.7 million (including $0.1 million of by-product revenue). During the three months ended September 30, 2017, the Company sold 50,241 ounces of gold at an average realized gold price of $1,265/oz for total revenue of $63.7 million (including $0.2 million of by-product revenue). The decrease in revenues quarter-on-quarter was predominantly a function of the consolidated results for Q3 2018 including revenues of the AGM only for the period from July 1, 2018 to July 31, 2018. Notwithstanding the aforementioned, revenues were also lower in Q3 2018 due to lower realized gold prices.

The AGM continues to sell all of the gold it produces to Red Kite under an offtake agreement (see section “9. Liquidity and capital resources” below).

Production costs

During the one month ended July 31, 2018, the Company incurred production costs of $20.2 million relating to the sale of 25,003 ounces of gold. During the three months ended September 30, 2017, the Company incurred production costs of $24.8 million relating to the sale of 50,241 ounces of gold. Production costs were lower in Q3 2018 compared to Q3 2017 due to the consolidated results for Q3 2018 including productions costs of the AGM only for the period from July 1, 2018 to July 31, 2018. Notwithstanding the aforementioned sales volume variance, unit production costs were higher in July 2018 as a result of mining higher volumes at lower grade and the introduction of a new 5% non-refundable levy by the Ghanaian government effective August 1, 2018. These factors were partly offset by improvements in processing costs.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $1.7 million of stripping costs were deferred to mineral properties from July 1, 2018 to July 31, 2018 and were not included in production costs (three months ended September 30, 2017 - $19.0 million). For a discussion of production costs incurred during the period see section “3. Operating performance” above.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals, while the Company’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement. Royalties are presented as a component of cost of sales and during the one month ended July 31, 2018 the Company recognized royalties of $1.5 million (three months ended September 30, 2017 - $3.2 million). Royalty expense was lower in Q3 2018 due to the consolidated results for the quarter including the financial results of the AGM only for the period from July 1, 2018 to July 31, 2018.

Depletion and depreciation

Depreciation and depletion expense for Q3 2018 amounted to $11.7 million, including $2.9 million of depletion associated with previously capitalized deferred stripping cost, as a result of the 0.6Mt of ore tonnes mined from July 1, 2018 to July 31, 2018. This compares to depreciation and depletion of $17.8 million during the three months ended September 30, 2017, which included $4.0 million of depletion associated with previously capitalized deferred stripping costs and was based on 1.2Mt of ore mined during the comparative period.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives. Depletion and depreciation expense was lower in Q3 2018 due to the consolidated results for the quarter including the financial results of the AGM only for the period from July 1, 2018 to July 31, 2018. This factor was partially offset by the impact of a higher asset cost base being depreciated

Share of net earnings in joint venture

Effective July 31, 2018, the Company began equity accounting for its interest in the JV. Accordingly, for the period August 1, 2018 to September 30, 2018, the Company recognized $0.4 million as its proportionate share of the net loss of the JV.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Exploration and evaluation expenditures

During Q3 2018, $0.4 million of exploration and evaluation expenses were incurred related to licensing and permitting of mineral tenements, as well as exploration costs associated with properties without defined mineral reserves, compared $0.2 million of exploration expenses in the same period in 2017.

General and administrative expenses

The following table summarizes general and administrative expenses for the three months ended September 30, 2018 and 2017. Note that the table below and subsequent discussion includes 100% of the results for the AGM from July 1, 2018 to July 31, 2018, during which the Company controlled the AGM, but does not include the results of the JV from August 1, 2018 to September 30, 2018.

	Three months ended September 30,
	2018	2017
	$	$
Wages, benefits and consulting	1,667	2,038
Office, rent and administration	346	364
Professional and legal	329	431
Share-based payments	337	286
Travel, marketing, investor relations and regulatory	216	125
Service fee for operating Asanko Gold Mine JV	(1,000)	-
Withholding tax on JV service fee	225	-
Other	9	15
Total	2,129	3,259

General and administrative expenses of $2.1 million were incurred in Q3 2018 as compared to $3.3 million in the same period in 2017. The decrease in general and administrative expenses from Q3 2017 to Q3 2018 was primarily a result of the consolidated results for the quarter including the financial results of the AGM for the period from July 1, 2018 to July 31, 2018 only. In particular, there were lower wages, benefits and consulting costs ($0.4 million decrease). General and administrative expenses were further reduced by the service fees ($1.0 million credit) received by the Company for being operators of the JV (see section “1. Overview of the business”) for the two months since the closing of the JV Transaction, net of withholding taxes in Ghana of $0.2 million.

Loss associated with loss of control of the AGM

On July 31, 2018, the Company completed the previously announced JV Transaction to sell 50% of Asanko’s 90% interest in the AGM (see section “1. Overview of the business”). Upon closing of the JV Transaction, the Company derecognized the carrying amounts of the net assets of AGGL and Adansi Ghana, as well as the carrying amount of previously recognized non controlling interests in AGGL, and recognized the fair value of the Company’s interest in the JV. An initial post-tax loss of $144.6 million was recognized on remeasurement of the disposal group at fair value less cost of disposal during the quarter ended June 30, 2018. As at July 31, 2018, the loss associated with the loss of control of the Company’s former Ghanaian subsidiaries reduced to $143.3 million, resulting in a reduction in loss of $1.3 million for the 3 months ended September 30, 2018.

Finance expense

Total finance expense during Q3 2018 amounted to $6,000, compared to an expense of $5.1 million for Q3 2017. The reduction in finance expense was due to the fact that the Company’s senior debt facility was settled concurrently with the completion of the JV Transaction on July 31, 2018 (see section “9. Liquidity and capital resources” below). As of September 30, 2018, the Company is now debt-free. Refer to section “13.2 Changes in Accounting Policies including Initial Adoption” for discussion on how the retrospective adoption of the new IFRS 9 standard impacted finance expense for the three months ended September 30, 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Income tax expense

The Company recorded an income tax expense of $0.1 million for the three months ended September 30, 2018 (three months ended September 30, 2017 - $3.7 million). The lower deferred tax expense in Q3 2018 was due to the consolidated results for the quarter including the financial results of the AGM only for the period from July 1, 2018 to July 31, 2018. Notwithstanding the aforementioned, the deferred tax expense was also lower due to a lower estimated effective tax rate for the current fiscal year.

Nine months ended September 30, 2018 and 2017

Revenue and royalties

During the seven months ended July 31, 2018, the Company sold 125,687 ounces of gold at an average realized gold price of $1,284/oz for total revenue of $161.9 million (including $0.5 million of by-product revenue). During the nine months ended September 30, 2017, the Company sold 156,519 ounces of gold at an average realized gold price of $1,232/oz for total revenue of $193.4 million (including $0.6 million of by-product revenue). The decrease in revenues year-on-year was a function of the consolidated results for 2018 including revenues of the AGM only for the period from January 1, 2018 to July 31, 2018.

The AGM continues to sell all of the gold it produces to Red Kite under an offtake agreement (see section “9. Liquidity and capital resources” below).

Production costs

During the seven months ended July 31, 2018, the Company incurred production costs of $79.0 million relating to the sale of 125,687 ounces of gold. During the nine months ended September 30, 2017, the Company incurred production costs of $87.3 million relating to the sale of 156,519 ounces of gold. Production costs were lower in 2018 compared to 2017 due to the consolidated results for 2018 including productions costs of the AGM only for the period from January 1, 2018 to July 31, 2018. The impact of lower sales volume was partially offset by the increase in production cost which was the result of mining higher volumes at lower grade during the period January 1, 2018 to July 31, 2018, as well as the introduction of a new 5% non-refundable levy by the Ghanaian government effective 1 August 2018. These factors were partly offset by improvements in processing costs.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $45.5 million of stripping costs were deferred to mineral properties during the seven months ended July 31, 2018, associated with the substantial completion of the Eastern portion of Cut 2 at Nkran, and were not included in production costs (nine months ended September 30, 2017 - $42.2 million). For a discussion of production costs incurred during the period see section “3. Operating performance” above.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals, while the Company’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement. Royalties are presented as a component of cost of sales and during the seven months ended July 31, 2018 the Company recognized royalties of $8.1 million (nine months ended September 30, 2017 - $9.7 million). Royalty expense was lower in 2018 due to the consolidated results for the period including the financial results of the AGM only for the period from January 1, 2018 to July 31, 2018.

Depletion and depreciation

Depreciation and depletion expense for the nine months ended September 30, 2018 amounted to $41.9 million, including $10.7 million of depletion associated with previously capitalized deferred stripping cost, as a result of the 2.4Mt of ore tonnes mined from January 1, 2018 to July 31, 2018. This compares to depreciation and depletion of $49.0 million during the nine months ended September 30, 2017, which included $10.2 million of depletion associated with previously capitalized deferred stripping costs and was based on 3.2Mt of ore mined during the comparative period.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives. Depletion and depreciation expense in 2018 was lower than 2017 due to the consolidated results for the quarter including the financial results of the AGM only for the period from January 1, 2018 to July 31, 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Share of net earnings in joint venture

Effective July 31, 2018, the Company began equity accounting for its interest in the JV. Accordingly, for the period August 1, 2018 to September 30, 2018, the Company recognized $0.4 million as its proportionate share of the net loss of the JV.

Exploration and evaluation expenditures

Exploration and evaluation expenses of $2.3 million were incurred predominantly associated with licensing and permitting of mineral tenements, as well as exploration costs relating to properties without defined mineral reserves, compared to $0.5 million of exploration expenses during the nine months ended September 30, 2017.

General and administrative expenses

The following table summarizes general and administrative expenses for the nine months ended September 30, 2018 and 2017. Certain of the comparative period figures were reclassified to conform to the current period presentation:

	Nine months ended September 30,
	2018	2017
	$	$
Wages, benefits and consulting	4,413	4,615
Office, rent and administration	1,138	999
Professional and legal	1,104	1,193
Share-based payments	920	1,267
Travel, marketing, investor relations and regulatory	851	1,333
Service fee for operating Asanko Gold Mine JV	(1,000)	-
Withholding tax on JV service fee	225	-
Other	34	40
Total	7,685	9,447

For the nine months ended September 30, 2018, general and administrative expenses were $7.7 million compared to $9.4 million during the same period in 2017. The decrease in general and administrative expenses from 2017 to 2018 was primarily a result of the consolidated results for 2018 including the financial results of the AGM only for the period from July 1, 2018 to July 31, 2018. In addition, there were lower travel, investor relations and regulatory costs ($0.5 million decrease), and non-cash share-based payments expense ($0.3 million decrease) in 2018. General and administrative expenses for 2018 were further reduced by the service fee ($1.0 million credit) received by the Company for being operators the JV (see section “1. Overview of the business”), net of withholding taxes in Ghana of $0.2 million.

Loss on loss of control of the AGM

On July 31, 2018, the Company completed the previously announced JV Transaction to sell 50% of Asanko’s 90% interest in the AGM (see section “1. Overview of the business”). Upon closing of the JV Transaction, the Company derecognized the carrying amounts of the net assets of AGGL and Adansi Ghana, as well as the carrying amount of previously recognized non controlling interests in AGGL, and recognized the fair value of the Company’s interest in the JV. Additionally, the Company adjusted the expected life of its long-term debt due to the expected closing of the JV Transaction and recognized accelerated accretion for the nine months ended September 30, 2018 of $6.2 million, bringing the carrying value of the debt to its maturity value of $163.8 million for which it was settled. The accelerated accretion expense was presented in the loss on loss of control of the AGM, along with $5.0 million of transaction costs, for a total loss associated with the loss of control of the Company’ former Ghanaian subsidiaries of $143.3 million.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Finance expense

During the nine months ended September 30, 2018, the Company incurred total finance expense of $10.7 million consisting of $10.3 million of interest accretion and withholding taxes recognized thereon in relation to the Company’s previously outstanding $150.0 million long-term loan (see section “9. Liquidity and capital resources” below) and $0.4 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM for the period from January 1, 2018 to July 31, 2018. During the same period in 2017, total finance expense was $13.8 million consisting of $13.3 million of interest on the Company’s long-term loan and $0.5 million in accretion charges on the Company’s asset retirement obligation.

The decrease in finance expense from 2017 to 2018 was due to the settlement of the long-term debt on July 31, 2018. As of September 30, 2018, the Company is now debt-free. Refer to section “13.2 Changes in Accounting Policies including Initial Adoption” for discussion on how the retrospective adoption of the new IFRS 9 standard impacted finance expense for the nine months ended September 30, 2017.

Income tax expense

The Company recorded an income tax expense of $12.5 million for the nine months ended September 30, 2018 (nine months ended September 30, 2017 - $9.0 million). A deferred tax expense of $11.4 million arose due to temporary differences between tax and accounting depreciation on mineral properties, plant and equipment. For tax purposes in Ghana, assets are depreciated over a period of 5 years; whereas, for accounting purposes, the same assets are depreciated on a units-of-production basis over the life of mine.

The higher deferred tax expense in 2018 was due to the impact of the timing differences amplified by the Company’s higher investment in deferred stripping and mine development costs in 2018 relative to 2017. Additionally, tax losses in Ghana expire within five years and, effective 2017, the Company changed its estimate of taxable income to be generated in the next five years and, as a result, offsetting deferred tax assets related to tax losses were no longer recognized. This resulted in an increase to deferred tax expense from 2017 to 2018. Notwithstanding the aforementioned, the deferred tax expense was lower in 2018 due to the consolidated results including the financial results of the AGM only for the period from January 1, 2018 to July 31, 2018.

Additionally, for the seven months ended July 31, 2018, the Company also recognized a $1.1 million withholding tax expense in Canada associated with reimbursable expenses charged by Asanko to the Company’s Ghanaian operating subsidiary, prior to the conclusion of the JV Transaction. No current income taxes were recorded or paid by the Company during the period as the Company has sufficient tax loss carry-forwards to offset taxable income.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

7.	Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters., being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to September 30, 2018, other than the Company’s share of the net loss of the JV from August 1, 2018 to September 30, 2018.

	2018			2017*				2016*
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$	$
Revenue	30,665	66,823	64,430	62,767	63,714	60,191	69,531	70,304	71,541
Total cost of sales	(33,373)	(50,740)	(44,935)	(47,636)	(45,814)	(45,735)	(54,406)	(56,882)	(51,033)
Write-off of deferred stripping asset	-	-	-	-	-	-	-	(7,123)	-
Income (loss) from mine operations	(2,708)	16,083	19,495	15,131	17,900	14,456	15,125	6,299	20,508
Share of net earnings related to joint venture	256	-	-	-	-	-	-	-	-
Exploration and evaluation expenditures	(419)	(1,789)	(125)	(1,587)	(197)	(80)	(186)	(383)	(188)
General and administrative expenses	(2,129)	(3,246)	(2,310)	(3,143)	(3,259)	(3,388)	(2,800)	(5,683)	(1,785)
Income (loss) from operations	(5,000)	11,048	17,060	10,401	14,444	10,988	12,139	233	18,535
Recovery (loss) due to loss of control of subsidiaries	1,293	(144,554)	-	-	-	-	-	-	-
Other income (expenses)	2,603	(5,128)	(5,151)	(3,409)	(5,767)	(4,354)	(4,582)	(6,520)	(3,026)
Income tax (expense) recovery	(121)	(3,277)	(9,119)	(15,028)	(3,671)	(5,479)	103	(2,106)	(3,766)
Net income (loss) for the period	(1,225)	(141,911)	2,790	(8,036)	5,006	1,155	7,660	(8,393)	11,743
Basic and diluted income (loss) per share	($0.00)	($0.63)	$0.01	($0.03)	$0.02	$0.00	$0.04	($0.04)	$0.06

*Comparative period information has been restated to conform with the current period presentation and also to effect the retrospective adoption of IFRS 9 as of January 1, 2018. Refer to section "13.2 Changes in Accounting Policies including Initial Adoption".

With the commencement of commercial production effective April 1, 2016, the Company began recording revenue and cost of sales in Q2 2016 (see section “6. Financial results of the Company”). From Q3 2016 onwards, the Company saw mining operations achieve expected levels of production, resulting in higher revenues and income from operations. During Q2 2017, production reduced relative to the preceding quarters as mining operations worked through a low-grade section of the Nkran pit and encountered ore dilution as a result of blast movements. Production recovered during Q3 2017, despite being impacted by three mill motor outages, as the Company introduced a number of mining initiatives to minimize ore losses. From Q4 2017 to Q2 2018, while mining at Nkran was focused on the pushback of the Eastern portion of Cut 2, plant feed was supplemented by ore from Akwasiso, Dynamite Hill and Nkran Extension and at-surface ore stockpiles. Due to the successful commissioning of volumetric upgrades as part of the first stage of P5M, the plant delivered a record quarterly milling rate in Q2 2018, partially offsetting lower processing plant feed grades resulting from the larger Eastern portion of the Cut 2 pushback at Nkran.

As of July 31, 2018, the Company commenced equity accounting for its interest in the JV. Accordingly, the Company recognized its proportionate share of net earnings related to the JV of $0.3 million in Q3 2018. Furthermore, revenues, cost of sales and general and administrative expense were all lower in Q3 2018 since the Company’s consolidated quarterly results include the financial results of the AGM only for the period July 1, 2018 to July 31, 2018.

In Q4 2017, the Company incurred exploration and evaluation expenses of $1.6 million primarily related to drilling programs at Miradani and Midras South. In Q2 2018, the Company incurred exploration and evaluation expenses of $1.8 million related to licensing and permitting of mineral tenements, as well as exploration costs associated with properties without defined mineral reserves.

General and administrative expense primarily consists of wages and benefits, office rental costs, professional fees, legal fees, corporate reorganization costs, business development and share-based payments. These costs were higher in 2017 as a result of general cost increases to support steady-state operations at the AGM (which only occurred in mid-Q2 2016), while the Company also refined its accrual process resulting in a more even distribution of certain general and administrative expenses during the 2017 fiscal year. General and administrative expenses were lower in 2018 than in the respective comparative periods as a result of strategic objectives to reduce overhead costs and discretionary spending, while the Company’s results also no longer include the results of the AGM after conclusion of the JV Transaction on July 31, 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

In Q2 2018, the Company classified its Ghanaian subsidiaries assets as held for sale and, consequently, the carrying amount of the Ghanaian subsidiaries were re-measured to fair value less cost of disposal, resulting in a post-tax loss of $144.6 million recognized during Q2 2018. As at July 31, 2018, the loss associated with the loss of control of the Company’ former Ghanaian subsidiaries was reduced to $143.3 million.

Included in other expenses is interest expense on the Company’s previously outstanding debt balance (see section “9. Liquidity and capital resources”). In addition, other expenses include accretion on the asset retirement obligation associated with the AGM, movements in foreign exchange and fair value movements with respect to previously recognized derivative financial instruments (see section “14. Risks and uncertainties”) which were marked-to-market up to Q3 2016. Fluctuations in other expenses from 2017 to Q2 2018 related predominantly to increases in the LIBOR rate. The Company repaid its long-term debt in full on July 31, 2018, resulting in a significant reduction in the Company’s finance expense in Q3 2018.

With the commencement of commercial production at the AGM on April 1, 2016, the related mineral properties, plant and equipment started being depreciated for tax purposes; this resulted in a deferred income tax expense of $5.6 million in Q2 2016 and $3.8 million in Q3 2016. The tax expense in Q4 2016 related primarily to current withholding taxes incurred in Ghana in relation to service and direct costs charged from the Company’s Canadian subsidiaries to the Company’s Ghanaian subsidiary which houses the operating mines of Asanko. The deferred tax expense in 2017 is due to the Company forecasting that mineral properties, plant and equipment will be depreciated at a faster rate for tax purposes relative to accounting depreciation resulting in an increase of the associated deferred tax liability. The tax deductions on mineral properties, plant and equipment increase tax losses for which no deferred tax asset is recognized due to the five-year expiry period on tax losses in Ghana. The Company also recognized a $1.3 million withholding tax expense in Q4 2017 payable to the Ghanaian government on management fees charged by Asanko to its operating Ghanaian subsidiary.

A $7.1 million write-down of a deferred stripping asset in Q4 2016 contributed to a net loss of $8.4 million in the fourth quarter of 2016. The net loss of $8.0 million in Q4 2017 was predominantly attributable to the beforementioned deferred income tax expense, as well as higher production costs and exploration drilling expenses.

8.	Outlook

2018 Guidance for the Asanko Gold Mine (100% basis)

The mine plan will continue to incorporate sources of ore available from the multiple pits to blend to the mill enabling the optimization of the various pit extraction rates, the drawdown of stockpile balances and associated operating costs.

In 2018, management continues to forecast that the AGM will produce 200,000-220,000 ounces of gold at AISC1 of $1,050-$1,150/oz (on a 100% basis) with ore to be sourced from Nkran, Akwasiso, Dynamite Hill, Nkran Extension and surface stockpiles. A bulk sample of Esaase ore is contemplated for Q4 2018, the purpose of the bulk sampling exercise is to confirm the previous co-leaching test work results that mixes ore from this new source with existing ore sources to support an investment decision on the development of Esaase by the JV partners.

Steady state levels of ore production from Nkran will continue in H2 2018 while the waste stripping portion of the Cut 2 pushback will reduce, with stripping costs expected to decrease to approximately $160/oz of AISC1 for H2 2018. The overall feed grade improvement and increase in gold production relative to H1 2018 is also expected to contribute to a lowering of AISC1 in H2 2018. The AGM’s production guidance for H2 2018 remains 110,000-120,000 ounces at AISC1 of $950-$1,050/oz.

Effective August 1, 2018, the Ghana Revenue Agency legislated changes to the country’s VAT regulations. The Government now levies a non-refundable 5% levy on goods and services that attract VAT, with the refundable VAT rate having been reduced from 17.5% to 12.5% . The Company estimates that the legislative changes could have an impact on AISC going forward of approximately $20/oz to $35/oz.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Growth capital expenditure for 2018 is expected to be approximately $22.2 million: $4.2 million for the recovery circuit upgrades to the plant, which were installed in Q1 2018 and commissioned in Q2 2018; $1.3 million for the upgraded mill motors, which were installed in Q2 and will be commissioned in Q4 2018; $3.0 million for the secondary crusher; and $12.2 million on pre-production capital associated with the development of Esaase; and $1.5 million on other miscellaneous growth capital expenditures,

Sustaining capital expenditure for 2018 is expected to be approximately $4.7 million, which is expected to be funded by the JV from operating cash flows. For the nine months ended September 30, 2018, the AGM spent $2.2 million on sustaining capital primarily on the tailings storage facility raise.

The following table outlines the AGM’s actual and forecasted 2018 production and AISC1 guidance (on a 100% basis):

2018 Guidance	H1 2018 (Actual)	Q3 2018 (Actual)	YTD 2018 (Actual)	H2 2018 (Forecast)	FY 2018 (Forecast)
Gold Production (oz)	101,731	61,599	163,329	110,000 – 120,000	200,000 – 220,000
AISC[1] ($/oz)	1,145	971	1,072	950 – 1,050	1,050 – 1,150

5-Year Outlook (2019 – 2023)

Recent mine planning work associated with the implementation of P5M, which was premised on an overland conveyor as the long-term ore transport solution, projected a reduction in the overall strip ratio and improved AISC1 over a 19-year life of mine. Over the five-year period from 2019 to 2023, average annual production is forecasted to be 253,000 ounces at AISC1 of $895/oz, an increase in gold production and an improvement in AISC1 of $112/oz compared to the previous P5M forecast of 243,000 ounces at AISC1 of $1,007/oz, as stated in the 12/17 DFS. It is not yet clear how these projections will be affected by a decision to use truck hauling as the long-term ore transportation solution for ore from Esaase, if that were to be the ultimate decision of the JV management committee.

The foregoing projections used recent mine operating data and were determined using an optimized multi-pit schedule to generate the best cash generation profile to deliver competitive AISC1 over the life of mine and specifically during the capital spend on the overland conveyor and initial development of the Esaase deposit.

5-Year Outlook (Asanko Gold Mine 100% basis)	Units	2019	2020	2021	2022	2023
Ore tonnes mined	000 t	7,300	7,560	5,450	6,980	6,400
Average grade mined	g/t	1.4	1.5	1.3	1.5	1.4
Tonnes processed	000 t	5,000	5,000	5,000	5,000	5,000
Mill head grade	g/t	1.7	1.8	1.5	1.8	1.7

Gold Production	oz	255,000	280,000	220,000	265,000	245,000
AISC[1]	$/oz	950	810	905	775	880

Total capital expenditure	$m	75.0	100.5	31.5	9.0	18.2

Notes: Assumes a $1,250/oz gold price and construction of the overland conveyor in 2019/20. Excludes the impact of the recently enacted non-refundable levy of 5% on goods and services that attract VAT which could impact the AISC in the above table by up to $35/oz.

___________________________________
1 See “10. Non GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

9.	Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s and the JV’s strategic plans. The Company aims to generate positive cash flows from its investments in the JV to internally fund operating, capital and project development requirements of the JV. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows. Note that, unless otherwise noted, the below balances do not include the assets and liabilities of the JV.

	September 30, 2018	December 31, 2017
	$	$

Cash and cash equivalents	14,250	49,330
Other current assets	1,611	44,550
Non-current assets	298,540	614,905
Total assets[3]	314,401	708,785
Current liabilities (excluding current portion of long-term debt)	4,696	47,916
Non-current liabilities (excluding long-term debt)	165	72,571
Debt	-	155,691
Total liabilities[3]	4,861	276,178
Working capital[2]	11,165	45,964
Common shareholders' equity	309,540	431,867
Non-controlling interest	-	740
Total equity	309,540	432,607
Total common shares outstanding	225,804,614	203,449,957
Total options outstanding	14,392,427	12,578,625
Total warrants outstanding	4,000,000	4,000,000
Key financial ratios
Current ratio	3.38	1.96
Total liabilities to common shareholders' equity	0.02	0.64
Debt-to-total capitalization	0.00	0.18

The Company was in a strong net asset position at both September 30, 2018 and December 31, 2017 and had a cash balance of $14.3 million as at September 30, 2018.

As at September 30, 2018, the JV held cash and cash equivalents of $30.4 million and during the period August 1 to September 30, 2018 generated cash flow from operations of $18.4 million.

Through a combination of the Company’s cash balance and cash flows from its investment in the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see “Commitments” below). However, the Company’s cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold and the performance of the AGM. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, it can manage spending and provide adequate cash flow to meet all commitments.

In order to maintain or adjust its capital structure, the Company filed a short-form base shelf prospectus on January 15, 2018, which allows the Company to offer up to $300.0 million of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be subject to approval by the Company’s Board of Directors and the terms of such offering will be set forth in a shelf prospectus supplement.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Debt

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with Red Kite, which is now fully drawn for a total of $150.0 million. Interest on the DSFA is calculated in advance on a quarterly basis at a rate of LIBOR +6%, subject to a floor LIBOR rate of 1%. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. During Q2 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will be payable on July 1, 2018 after which the facility is scheduled to be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company continued to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment having occurred on July 1, 2016. There were no other changes to the original debt facility terms. A deferral fee of 2% of the loan principal (for a total of $3.3 million) was paid commensurate with signing the amendment.

On June 22, 2018, a subsidiary of the Company obtained from Red Kite a one-month deferral on the first principal repayment due on July 1, 2018 to August 1, 2018. The deferral of the first principal repayment was obtained to facilitate the closing of the JV Transaction (see section “1. Overview of the business”). In conjunction with closing of the JV Transaction, AGGL settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.8 million. As of September 30, 2018, the Company and JV are both debt-free.

Equity

The Company is financially stable with a total liabilities-to-common shareholders’ equity ratio of 0.02 as at September 30, 2018.

The Government of Ghana (“the Government”) has a 10% free carried interest in the AGM in accordance with Ghanaian Law. This was granted through the issuance of 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends paid out of the subsidiary, however does not have to contribute to the subsidiary’s capital investment. In accordance with the Company’s accounting policy for non-controlling interests, the Company had previously allocated $0.9 million AGGL’s historical net earnings to the non-controlling interest.

Concurrent with the closing of the JV Transaction on July 31, 2018, the Company derecognized the non-controlling interest as the Company commenced equity accounting for its interest in the JV.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Commitments

The following table summarizes the Company’s contractual obligations as at September 30, 2018 and December 31, 2017. Note the following table excludes commitments and liabilities of the JV.

					Total	Total
	Within 1 year	1 - 3 years	4- 5 years 2018	Over 5 years	September 30,	December 31,2017
Long-term debt and related interest and withholding tax payments	-	-	-	-	-	186,270
Accounts payable and accrued liabilities	4,490	-	-	-	4,490	47,916
Asset retirement provision (undiscounted)	-	-	-	-	-	45,526
Long-term incentive plan (cash-settled awards)	206	166	-	-	372	-
Mine operating/construction and other service contracts, open purchase orders	-	-	-	-	-	17,431
Corporate operating leases	131	104	-	-	235	-
Total	4,827	270	-	-	5,097	297,143

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM’s reclamation bond in the amount of $6.8 million.

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

Cash flows

The following table provides a summary of cash flows for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cash provided by (used in):
Operating activities	2,878	40,704	35,333	88,831
Investing activities	158,121	(31,790)	108,662	(81,372)
Financing activities	(164,892)	(3,054)	(154,641)	(6,502)
Impact of foreign exchange on cash and cash equivalents	71	67	(66)	213
Increase (decrease) in cash and cash equivalents during the period	(3,822)	5,927	(10,712)	1,170
Cash and cash equivalents, beginning of period	42,440	54,918	49,330	59,675
	38,618	60,845	38,618	60,845
Less cash and cash equivalents held in JV, end of period	(24,368)	-	(24,368)
Cash and cash equivalents excluding JV, end of period	14,250	60,845	14,250	60,845

Three months ended September 30, 2018 and 2017

Cash provided by operating activities

During the three months ended September 30, 2018, the Company realized cash flows from operations of $2.9 million, being cash inflows before working capital changes of $5.9 million and outflows from non-cash working capital of $3.0 million (three months ended September 30, 2017 - $40.7 million consisting of cash inflows before working capital changes of $31.7 million and inflows from non-cash working capital of $9.0 million). Cash flows before working capital changes for Q3 2018 consist primarily of cash earnings from mine operations of $8.9 million for the month of July 2018, less cash general and administrative expenses of $3.2 million and exploration expenses of $0.4 million. Cash outflows of $3.0 million from non-cash working capital were primarily the result of an $8.3 million increase in receivables and VAT receivable, and $0.2 million increase in prepaid expenses. These factors were partially offset by a $4.1 million increase in accounts payable and accruals and $1.5 million decrease in inventories.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Cash flows from operations were lower in Q3 2018 compared to Q3 2017 due to the consolidated cash flows for the quarter including the financial results of the AGM only for the period from July 1, 2018 to July 31, 2018 and the increase in unit production costs for the month of July 31, 2018.

Cash used in investing activities

During the three months ended September 30, 2018, the Company generated $158.1 million in investing activities. The primary sources of cash were Gold Fields’ $165.0 million investment in the JV and $0.1 million of interest received on cash balances. These were partially offset by $4.3 million spent on additions to mineral properties, plant and equipment and $2.7 million in paid transaction costs associated with the JV Transaction.

The total expenditure on mineral properties, plant and equipment during the period included $3.1 million relating to capitalization of deferred stripping costs, $0.3 million on P5M (including volumetric and recovery circuit upgrades to the processing plant), $0.4 million on pre-development and permitting activities for Esaase, and $0.5 million on sustaining capital and other additions to mineral properties, plant and equipment. During the same period in the prior year, the Company spent $31.8 million on investing activities comprised on $32.0 million on additions to mineral properties, plant and equipment, partially offset by $0.2 million in interest received on cash balances.

Capital expenditures in Q3 2018 were lower than Q3 2017 due to the consolidated cash flows for the quarter including the financial results of the AGM only for the period from July 1, 2018 to July 31, 2018. In Q3 2018, capital additions primarily related deferred stripping costs in excess of operational strip ratios (which are capitalized), upgrades to the processing plant capacity and pre-development and permitting activities for Esaase. In Q3 2017, capital additions related to deferred stripping costs at Nkran, development of the Akwasiso and Dynamite Hill satellite deposits, implementation of the first stage of the P5M development plan and expansion of the tailings storage facility.

Cash used in financing activities

During the three months ended September 30, 2018, cash used in financing activities amounted to $164.9 million, consisting of $163.8 million to repay all principal and accrued interest on the Red Kite debt in full and $1.1 million in interest and applicable withholding taxes relating to the DSFA.

During the three months ended September 30, 2017, cash used in financing activities amounted to $3.1 million, relating solely to interest and applicable withholding taxes on the DSFA. Interest paid in Q3 2018 was lower than Q3 2017 due to the DFSA being repaid in full on July 31, 2018.

Nine months ended September 30, 2018 and 2017

Cash provided by operating activities

During the nine months ended September 30, 2018, the Company realized cash flows from operations of $35.3 million, being cash inflows before working capital changes of $65.1 million and outflows from non-cash working capital of $29.7 million (nine months ended September 30, 2017 - $88.8 million consisting of cash inflows before working capital changes of $87.2 million and inflows from non-cash working capital of $1.6 million). Cash flows before working capital changes for the nine months ended September 30, 2018 consist primarily of cash earnings from mine operations of $74.8 million for the period January 1, 2018 until July 31, 2018, less cash general and administrative expenses of $9.4 million and exploration expenses of $2.3 million. Cash outflows of $29.7 million from non-cash working capital were primarily the result of a $17.7 million increase in inventories, $10.0 million increase in receivables and VAT receivable, $1.9 decrease in accounts payable and accruals, and $0.1 million increase in prepaid expenses.

Cash flows from operations were lower in 2018 compared to the same period in 2017 due to the consolidated cash flows for the period including the financial results of the AGM only for the period from January 1, 2018 to July 31, 2018, while unit production costs increased compared to the nine months ended September 30, 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Cash used in investing activities

During the nine months ended September 30, 2018, the Company generated $108.7 million in investing activities. The primary sources of cash were Gold Fields’ $165.0 million investment in the JV and $0.4 million of interest received on cash balances. These were partially offset by $53.9 million spent on additions to mineral properties, plant and equipment and $2.8 million in paid transaction costs associated with the JV Transaction.

The total expenditure on mineral properties, plant and equipment during the period included $38.7 million relating to capitalization of deferred stripping costs, $11.1 million on P5M (including volumetric and recovery circuit upgrades to the processing plant and SAG mill motor upgrades), $1.5 million on early earthworks on the overland conveyor, pre-development and permitting activities for Esaase, and $2.6 million on sustaining capital and other additions to mineral properties, plant and equipment. During the same period in the prior year, the Company spent $81.4 million on investing activities comprised on $81.7 million on additions to mineral properties, plant and equipment, partially offset by $0.3 million in interest received on cash balances.

Capital expenditures in 2018 were lower than 2017 due to the consolidated cash flows for the quarter including the financial results of the AGM only for the period from July 1, 2018 to July 31, 2018. For the nine months ended September 30, 2018, capital additions primarily related to the larger, Eastern portion of the Cut 2 pushback at Nkran (deferred stripping costs in excess of the operational strip ratio are capitalized) as well as upgrades to the processing plant capacity. During the same period in 2017, capital additions related to deferred stripping costs at Nkran and Akwasiso, development of the Akwasiso and Dynamite Hill satellite deposits, implementation of the first stage of the P5M development plan (including volumetric and recovery circuit upgrades to the plant), and expansion of the tailings storage facility.

Cash used in financing activities

During the nine months ended September 30, 2018, cash used in financing activities amounted to $154.6 million. This consisted of $163.8 million to repay all principal and accrued interest on the Red Kite debt in full and $8.3 million in interest and applicable withholding taxes relating to the DSFA. These were partially offset by $17.4 million in cash received as part of the Gold Fields private placement (see section “1. Overview of the business”).

During the nine months ended September 30, 2017, cash used in financing activities totaled $6.5 million, consisting of $10.1 million in interest and applicable withholding taxes relating to the DSFA which were partially offset by proceeds received on exercised stock options of $3.6 million. Interest paid during 2018 was lower than 2017 due to the DFSA being repaid in full on July 31, 2018.

10.	Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

10.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate operating cash costs and total cash costs per ounce differently. The JV does not calculate this information for use by all JV partners, rather it is calculated by the Company solely for the Company’s disclosure purposes.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

The following tables provide reconciliations of operating and total cash costs per gold ounce on a by-product basis attributable to the Company based on its economic interest in the JV to operating expenses of the JV on a 100% basis (the nearest GAAP measure) as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2018 and 2017. Note that the comparative period reconciliations include 100% of the results of the AGM as the Company controlled the AGM in the comparative period.

Three months ended September 30, 2018 and 2017

	Three months ended September 30,2018			Three months ended
	AGM	Less JV Partner(s)	Asanko Attributable	September 30,
	100% Basis	Interest	Interest	2017
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total production costs	48,772	15,721	33,051	24,818
Share based payment expense included in production costs	(74)	(41)	(33)	(258)
By-product revenue	(235)	(79)	(156)	(186)
Total operating cash costs	48,463	15,601	32,862	24,374
Royalties and production taxes	3,919	1,312	2,607	3,186
Total cash costs	52,382	16,913	35,469	27,560
Gold ounces sold	65,267	22,145	43,122	50,241
Operating cash costs per gold ounce ($/ounce)	743		762	485
Total cash costs per gold ounce ($/ounce)	803		823	549

Nine months ended September 30, 2018 and 2017

	Nine months ended September 30, 2018			Nine months ended
	AGM	Less JV Partner(s)	Asanko Attributable	September 30,
	100%Basis	Interest	Interest	2017
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total production costs	107,591	15,721	91,870	87,316
Share based payment expense included in production costs	(431)	(41)	(390)	(1,159)
By product revenue	(644)	(79)	(565)	(630)
Total operating cash costs	106,516	15,601	90,915	85,527
Royalties and production taxes	10,482	1,312	9,170	9,672
Total cash costs	116,998	16,913	100,085	95,199
Gold ounces sold	165,951	22,145	143,806	156,519
Operating cash costs per gold ounce ($/ounce)	642		632	546
Total cash costs per gold ounce ($/ounce)	705		696	608

10.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate all-in sustaining costs per ounce differently. The JV does not calculate this information for use by all JV partners, rather it is calculated by the Company solely for the Company’s disclosure purposes.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

The following tables provide reconciliations of all-in sustaining costs per gold ounce attributable to the Company based on its economic interest in the JV to operating expenses of the Company and the JV, respectively, as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2018 and 2017. Note the comparative period reconciliations include 100% of the results of the AGM as the Company controlled AGGL in the prior year.

	Three months ended September 30, 2018			Three months ended
	AGM	Less JV Partner(s)	Asanko Attributable	September 30,
	100% Basis	Interest	Interest	2017
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	52,382	16,913	35,469	27,560
General and administrative expenses - JV	1,967	909	1,058	2,960
Sustaining capital expenditures	844	450	394	1,603
Sustaining capitalized stripping costs	7,949	3,461	4,488	16,719
Reclamation cost accretion	241	133	108	162
All-in sustaining cost - JV	63,383	21,866	41,517	49,004
General and administrative expenses - Corporate			1,460
All-in sustaining cost	63,383	21,866	42,977	49,004
Gold ounces sold	65,267	22,145	43,122	50,241
All-in sustaining cost per gold ounce ($/ounce)	971	987	997	975
Average realized price per gold ounce sold ($/ounce)	1,198		1,198	1,265
All-in sustaining margin ($/ounce)	227		201	290
All-in sustaining margin	14,816		8,667	14,570

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Nine months ended September 30, 2018 and 2017

	Nine months ended September 30, 2018			Nine months ended
	AGM	Less JV Partner(s)	Asanko Attributable	September 30,
	100 % Basis	Interest	Interest	2017

(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	116,998	16,913	100,085	95,199
General and administrative expenses - JV	6,108	909	5,199	8,141
Sustaining capital expenditures	2,215	450	1,765	6,448
Sustaining capitalized stripping costs	51,831	3,461	48,370	39,191
Reclamation cost accretion	671	133	538	484
All-in sustaining cost - JV	177,823	21,866	155,957	149,463
General and administrative expenses - Corporate			2,275
All-in sustaining cost	177,823	21,866	158,232	149,463
Gold ounces sold	165,951	22,145	143,806	156,519
All-in sustaining cost per gold ounce ($/ounce)	1,072		1,100	955
Average realized price per gold ounce sold ($/ounce)	1,259		1,259	1,232
All-in sustaining margin ($/ounce)	187		159	277
All-in sustaining margin	31,033		22,865	43,356

All-in sustaining costs adjust “Total cash costs” for corporate general and administrative expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Corporate general and administrative expenses used in the calculation are those included as a line item on the Company’s statement of operations excluding share-based payments and depreciation. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the Company’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the Company to gain access to ore bodies to be mined in future periods; these costs relate to currently identified reserves and resources and are not considered expansionary in nature. Reclamation cost accretion represents the growth in the Company’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table reconciles sustaining capital expenditures on a 100% basis for the JV to the total capital expenditures of the Company and the JV, respectively, as presented in the notes to the Company’s condensed consolidated interim statements of cash flows for the three and nine months ended September 30, 2018 and 2017. Note the comparative period reconciliations include 100% of the cash flows of the AGM as the Company controlled AGGL in the prior year.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Three months ended September 30, 2018 and 2017

	Three months ended September 30, 2018			Three months ended
	AGM	Less JV Partner(s)	Asanko Attributable	September 30,
	100% Basis	Interest	Interest	2017
	$	$	$	$
Capital expenditures of the AGM	15,403	6,104	9,299	31,955
Less: non-sustaining capital expenditures and capitalized stripping costs of the AGM	(14,559)	(5,654)	(8,905)	(30,352)
Total sustaining capital expenditures	844	450	394	1,603

The majority of the non-sustaining capital expenditures during the three months ended September 30, 2018 related to metallurgical and volume upgrades to the processing plant (including the addition of the secondary crusher and SAG mill motor upgrades), raising the tailings storage facility, and pre-development and permitting activities for Esaase.

Nine months ended September 30, 2018 and 2017

	Nine months ended September 30, 2018			Nine months ended
	AGM	Less joint	Asanko Attributable	September 30,
	100% Basis	venture interest	Interest	2017
	$	$	$	$
Capital expenditures of the AGM	65,020	6,104	58,916	81,718
Less: non-sustaining capital expenditures and capitalized stripping costs of the AGM	(62,805)	(5,654)	(57,151)	(75,270)
Total sustaining capital expenditures	2,215	450	1,765	6,448

The majority of the non-sustaining capital expenditures during the nine months ended September 30, 2018 related to metallurgical and volume upgrades to the processing plant (including the addition of the secondary crusher and SAG mill motor upgrades), and pre- development and permitting activities for Esaase.

10.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company’s ongoing operating performance. The Company further believes that its presentation of this non-GAAP financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 and 2017. All adjustments are shown net of estimated tax.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income (loss) for the period attributable to common shareholders	(347)	4,154	(140,505)	12,467
Loss (recovery) due to loss of control of the AGM	(1,293)	-	143,261	-
Adjusted net income (loss) for the period attributable to common shareholders	(1,640)	4,154	2,756	12,467
Basic weighted average number of common share outstanding	225,804,614	203,449,957	218,189,291	203,293,733
Diluted weighted average number of common share outstanding	225,804,614	203,449,957	218,189,291	206,261,846
Adjusted net income per share attributable to common shareholders -basic and diluted	$(0.01)	$0. 02	$0. 01	$0. 06

10.4 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non- recurring items and included the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by all JV partners, rather it is calculated by the Company solely for the Company’s disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (loss) (the nearest GAAP measure) of the Company and the JV, respectively, per the condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 and 2017. All adjustments are shown net of estimated tax.

Three and nine months ended September 30, 2018 and 2017

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(in thousands of US dollars)	$	$	$	$
Net income (loss) for the period	(1,225)	5,006	(140,346)	13,821
Add back:
Depreciation and depletion	11,651	17,810	41,944	48,967
Finance income	(2,692)	(266)	(3,025)	(559)
Finance expense	6	5,072	10,733	13,772
Current income tax expense	121	-	1,087	-
Deferred income tax expense	-	3,671	11,430	9,047
EBITDA	7,861	31,293	(78,177)	85,048
Add back:
Non-cash share based compensation	337	544	1,277	2,426
Loss (recovery) due to loss of control of the AGM	(1,293)	-	143,261	-
Share of net earnings related to JV - two months ended September 30, 2018	(256)	n/a	(256)	n/a
Asanko's attributable interest in JV EBITDA - two months ended September 30, 2018	6,699	n/a	6,699	n/a
Adjusted EBITDA	13,348	31,837	72,804	87,474

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

The following table reconciles the JV EBITDA for the two months ended September 30, 2018 to the results of the JV as disclosed in note 20 to the Company’s consolidated interim financial statements for the three and nine months ended September 30, 2018:

Two months ended
September 30, 2018
(in thousands of US dollars)	$
JV net income for the two months ended September 30, 2018	568
Add back for the two month ended September 30, 2018:
JV Depreciation and depletion	13,484
JV Finance income	(78)
JV Finance expense	453
JV Current income tax expense	-
JV Deferred income tax expense	460
JV EBITDA two months ended September 30, 2018	14,887
Asanko’s attributable interest in JV EBITDA - two months ended September 30, 2018	6,699

While the above figure reflects an estimate of the Company's “attributable interest” in EBITDA generated from the AGM, these funds are not within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly if available. “Distributable Cash” means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee); and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by JV Finco (of which shares each partner will hold $185 Million by end of 2019 latest) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%).

11.	Summary of outstanding share data

As of the date of this MD&A, there were 225,804,614 common shares of the Company issued and outstanding and 14,392,427 share purchase options and 4,000,000 warrants outstanding (with exercise prices ranging between C$1.07 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 244,197,041.

12.	Related party transactions

As at September 30, 2018, the Company’s related parties are its subsidiaries, joint venture partners, and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three and nine months ended September 30, 2018, all related party transactions were in the normal course of business including compensation payments to key management personnel.

As at September 30, 2018, the Company had a $1.2 million receivable owing from the JV in relation to the Company’s service fee earned for being the operator of the JV.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

13.	Critical accounting policies and estimates

13.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2018, except as disclosed in notes 2(c) and 2(d) of the unaudited condensed consolidated interim financial statements. Additionally, there were no new judgments and estimates applied in preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2018, except as disclosed in notes 4 and 13 of the unaudited condensed consolidated interim financial statements.

13.2 Changes in Accounting Policies including Initial Adoption

(a)	Accounting standards adopted January 1, 2018

The Company adopted the following new IFRS standards effective January 1, 2018. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2018; however, they did not impact the Company’s condensed consolidated interim financial statements.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The adoption of IFRS 15, applied retrospectively, did not have a significant impact on the recognition or measurement of the Company’s revenue from its customer. However, the adoption of IFRS 15 will result in a number of additional disclosures being included in the Company’s consolidated annual financial statements for the year ended December 31, 2018.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. During the second quarter of 2016, the Company had amended its a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”). The amendment resulted in a deferral of the repayment of principal for a two-year period, with principal repayments having been agreed to commence on July 1, 2018. Under IAS 39, the amendment was considered to represent a modification of the previous DSFA. A deferral fee of $3.3 million was paid, deferred to the loan balance, and amortized along with previously deferred debt financing costs over the remaining life of the DSFA based on a revised effective interest rate of 10.9% .

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Under the provisions of IFRS 9, the modification of the DFSA in Q2 2016 required the Company to retrospectively recalculate the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized in the consolidated statement of operations and comprehensive income as of Q2 2016. The gain or loss is calculated as the difference between the original contractual cash flows and the modified contractual cash flows discounted at the effective interest rate of the original financial liability as a result of the application of IFRS 9. The Company recognized a $3.2 million gain on modification of the DFSA as of Q2 2016.

The adoption of IFRS 9, applied retrospectively, had the following effect on the Statement of Financial Position as at January 1, 2017 and December 31, 2017 and on the Statement of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2017.

As at January 1, 2017

	As reported at	Effect of adoption	As at
	December 31, 2016	of IFRS 9	January 1, 2017
Statement of Financial Position
Non-current portion of long-term debt	$154,503	$(2,971)	$151,532
Accumulated deficit	(186,444)	2,768	(183,676)
Non-controlling interest	-	203	203

As at December 31, 2017

	As reported at	Effect of adoption	As at
	December 31, 2017	of IFRS 9	December 31, 2017
Statement of Financial Position
Non-current portion of long-term debt	$121,877	$(2,637)	$119,240
Deficit	(180,367)	2,467	(177,900)
Non-controlling interest	570	170	740

Three months ended September 30, 2017

	As reported for		Post-IFRS 9
	three months ended	Effect of adoption	Three Months ended
	September 30, 2017	of IFRS 9	September 30, 2017
Statement of Operations and Comprehensive Income (Loss)
Finance expense	$(4,477)	$(595)	$(5,072)

Net income attributable to:
Common shareholders of the Company	4,689	(535)	4,154
Non-controlling interest	912	(60)	852

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Nine months ended September 30, 2017

	As reported for		Post-IFRS 9
	three months ended	Effect of adoption	Three Months ended
	September 30, 2017	of IFRS 9	September 30, 2017
Statement of Operations and Comprehensive Income (Loss)
Finance expense	$(12,971)	$(801)	$(13,772)

Net income attributable to:
Common shareholders of the Company	13,188	(721)	12,467
Non-controlling interest	1,434	(80)	1,354

Share-based payments

Amendments to IFRS 2 – Share-based Payments (“IFRS 2”) clarified guidance on how to measure the fair value of the liability incurred in a cash-settled share-based payment. Previously, IFRS 2 did not include guidance on this subject matter and, therefore, diversity in practice existed between measuring the liability using the same approach as for equity-settled awards and using full fair value.

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share- based payments (i.e. the modified grant date method). Therefore, in measuring the liability market and non-vesting conditions are taken into account in measuring its fair value, and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions. The new requirements do not change the cumulative amount of expense that is ultimately recognized because the total consideration for a cash-settled share- based payment is still equal to the cash paid on settlement.

These amendments were effective January 1, 2018, but had no impact on the Company’s historic consolidated financial statements as the Company granted cash-settled share-based payments for the first time on February 6, 2018.

(b)	Accounting standards applied commencing July 31, 2018

Investments in joint arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

Under the equity method, the Company’s investment in a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings or losses of the joint venture, after any adjustments necessary for impairment losses after the initial recognition date. The total carrying amount of the Company's investment in a joint venture also includes any long-term debt interests which in substance form part of the Company's net investment. The Company’s share of a joint venture losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. The Company's share of net earnings or losses of a joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture are accounted for as a reduction in the carrying amount of the Company’s investment. Intercompany balances between the Company and its joint ventures are not eliminated.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in a joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the joint venture’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and a corresponding impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint operation at the cash-generating unit level to determine whether there is any indication that these assets are impaired.

(c)	Accounting standards and amendments issued but not yet adopted

The following standards and interpretations have been issued but are not yet effective as of September 30, 2018.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company expects that the adoption of the final standard will not have a material impact on the consolidated primary statements of the Company, and will only impact the disclosures that the Company is required to include under IFRS12 – Disclosure of interest in other entities.

14.	Risks and uncertainties

14.1 Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s Annual Information Form for the year ended December 31, 2017, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s Form 40-F Annual Report for the year ended December 31, 2017, which can be found on EDGAR at www.sec.gov.

Since the conclusion of the JV Transaction on July 31, 2018, the Company’s primary asset is held through a joint venture arrangement with Gold Fields, which exposes the Company to various additional risks. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of the Company’s interest in the AGM, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:

•	disagreements with partners on how to develop and operate the AGM efficiently;
•	inability to exert influence over certain strategic decisions made in respect of the AGM;
•	inability of the Company to meets its own obligations under the JVA; and

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

•	inability of partners to meet their obligations to the joint venture, joint operation or third parties;
•	litigation between partners regarding joint venture or joint operation matters.

Other than as noted above, management is not aware of any significant changes to the risks identified in the Annual Information Form for the year ended December 31, 2017 nor has the Company’s management of exposure to those risks changed significantly during the nine months ended September 30, 2018. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

15.	Internal control

15.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of September 30, 2018, such disclosure controls and procedures were effective.

15.2 Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2018, the Company’s internal control over financial reporting was effective.

Other than the processes and controls applied in the Company's equity accounting for its interest in the JV, there has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

15.3 Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

16.	Cautionary statements

16.1 Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s most recent AIF and 40-F filings, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5 Million and Project 10 Million) of the AGM will be built and currently the Company has not yet decided to implement the plans outlined in the 12/17 DFS, which is available under the Company’s profile on SEDAR at www.sedar.com.

16.2 Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian NI 43-101. The United States Securities and Exchange Commission applies different standards than the standards under NI 43- 101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.